UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                   to

Commission file number 1-10421

A.    Full title of the plan and address of the plan, if different from that of the issuer named below:

Luxottica Group Tax Incentive Savings Plan

Luxottica Group ERISA Plans Compliance and Investment Committee

Luxottica U.S. Holdings Corp.

44 Harbor Park Drive

Port Washington, New York 11050

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Financial Statements and Report of Independent Registered Public Accounting Firm

Luxottica Group Tax Incentive Savings Plan

December 31, 2010 and 2009

Report of Independent Registered Public Accounting Firm

Luxottica Group ERISA Plans

Compliance and Investment Committee

We have audited the accompanying statement of net assets available for plan benefits of the Luxottica Group Tax Incentive Savings Plan as of December 31, 2010 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Luxottica Group Tax Incentive Savings Plan as of December 31, 2010, and the changes in net assets available for plan benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

We also audited the retrospective adjustment resulting from the adoption of the new accounting principle described in Note B, related to reporting participant loans, that was applied to the 2009 financial statements.  In our opinion, such retrospective adjustment is appropriate and has been properly applied.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole.  The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material aspects in relation to the basic financial statements taken as a whole.

/s/ Plante & Moran, PLLC

Cincinnati, Ohio

June 23, 2011

Report of Independent Registered Public Accounting Firm

Luxottica Group ERISA Plans
Compliance and Investment Committee

We have audited, before the effects of the retrospective adjustment for the adoption of the accounting principle requiring the reclassification of participant loans discussed in Note B, the accompanying statement of net assets available for plan benefits of Luxottica Group Tax Incentive Savings Plan as of December 31, 2009 (the statement of net assets available for plan benefits as of December 31, 2009 before the effects of the adjustment discussed in Note B is not presented herein). This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above, which is before the effects of the retrospective adjustment for the adoption of the accounting principle requiring the reclassification of participant loans discussed in Note B, presents fairly, in all material respects, the net assets available for plan benefits of Luxottica Group Tax Incentive Savings Plan as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review, or apply any procedures to the retrospective adjustment for the adoption of the accounting principle requiring the reclassification of participant loans discussed in Note B and accordingly, we do not express an opinion or any other form of assurance about whether such adjustment is appropriate and has been properly applied. That adjustment was audited by other auditors.

/s/ GRANT THORNTON LLP

Cincinnati, Ohio

December 6, 2010

LUXOTTICA GROUP TAX INCENTIVE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

December 31, 2010 and 2009

	2010	2009
ASSETS

Cash	$331,559	$340,097

Participant-directed investments, at fair value:
Mutual funds	272,940,368	246,579,793
Money market fund	61,819,915	65,968,828
Common stock	53,642,229	50,030,110
Total investments	388,402,512	362,578,731

Receivables:
Participant contributions	955	681
Due from broker for securities sold	820,554	697,050
Notes receivable from participants	18,552,922	18,423,281
Total receivables	19,374,431	19,121,012

Total assets	408,108,502	382,039,840

LIABILITIES

Due to broker for securities purchased	579,882	607,271
Total liabilities	579,882	607,271

Net assets available for plan benefits	$407,528,620	$381,432,569

The accompanying notes are an integral part of these statements.

LUXOTTICA GROUP TAX INCENTIVE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

Year ended December 31, 2010

Additions to Net Assets
Contributions:
Participant contributions	$21,133,415
Rollover contributions	1,469,778
Total contributions	22,603,193

Investment income:
Net appreciation in fair value of investments	39,622,842
Interest and dividends	4,542,782
Net investment income	44,165,624

Interest income from participant notes receivable	981,145

Total additions	67,749,962

Deductions from Net Assets
Benefits paid to participants	41,446,612
Transfer out to Luxottica Puerto Rico Tax Incentive Savings Plan	30,879
Administrative expenses	176,420
Total deductions	41,653,911

Net increase	26,096,051

Net assets available for plan benefits:
Beginning of year	381,432,569

End of year	$407,528,620

The accompanying notes are an integral part of this statement.

LUXOTTICA GROUP TAX INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

NOTE A — PLAN DESCRIPTION

The following description of the Luxottica Group Tax Incentive Savings Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the plan document for more complete information.

1.  General

The Plan is a defined contribution plan sponsored by Luxottica U.S. Holdings Corp. (the “Company”) and covers U.S.-based employees of certain of the Company’s subsidiaries.  The Plan provides participants the opportunity to save for future financial needs by setting aside a portion of their compensation through payroll deductions.  Associates are eligible to participate in the Plan for purposes of making salary deferral contributions upon completing 30 days of service.  Associates are eligible to participate in the Plan for purposes of receiving discretionary Company matching contributions after reaching age 21 and completing one year of eligible service (1,000 hours).  Prior to July 1, 2010, Associates were eligible for both employee and Company contributions after reaching age 21 and completing one year of eligible service (1000 hours).

The Luxottica Group ERISA Plans Compliance and Investment Committee controls and manages the operation and administration of the Plan. The Plan’s administrative function is being performed by Fidelity Institutional Retirement Services Company and Fidelity Management Trust Company serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

2.  Contributions

Each year, participants may contribute up to 25% of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations.

Effective July 1, 2010, the Plan was amended to permit the Company to make a discretionary match on a quarterly or annual basis.  Previously, Company discretionary matching contributions were determined annually. There was no discretionary match made in 2010. Participants may also contribute amounts representing qualified rollover distributions from other qualified defined benefit or defined contribution plans.

3.  Participant Accounts

Individual accounts are maintained for each Plan participant.  Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and an allocation of Plan earnings (losses). Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

LUXOTTICA GROUP TAX INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2010 and 2009

NOTE A — PLAN DESCRIPTION (continued)

4.  Investments

Participants direct the investment of their contributions into various investment options offered by the Plan.  Company contributions are invested according to participants’ directions.  The Plan currently offers various funds through Fidelity Management Trust Company as well as a Luxottica Stock Fund. All participant and Company discretionary match contributions, if any, are invested directly into these elected funds.

5.  Vesting

Participants are 100% vested in their salary deferral contributions and vest in the Company’s contribution portion of their accounts, if any, based on years of vesting service as defined by the Plan. A participant is 25% vested after two years of vesting service and gains an incremental 25% each subsequent year, reaching full vesting at the end of five years of vesting service.

6.  Participant Notes Receivable

Participants are eligible to borrow from their account balances a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the vested value of their accounts (excluding discretionary matching contributions).  Participants cannot have more than two notes outstanding at the same time.  The notes are secured by the balance in the participant’s account and bear interest based on local prevailing rates as determined by the plan administrator.  Principal and interest is paid ratably through payroll deductions over a period not to exceed five years, with the exception of mortgage loans, which may be repaid over 15 years.

7.  Payment of Benefits

On termination of service for any reason, a participant may elect to receive a lump-sum distribution or a rollover to another qualified benefit plan or Individual Retirement Account, equal to the value of the participant’s vested interest in his/her account, less applicable withholding tax if paid to the individual. Subject to approval by the plan administrator, participants may apply for hardship withdrawals, as defined.

8.  Forfeited Accounts

At December 31, 2010 and 2009, forfeited non-vested accounts totaled $1,242,962 and $1,066,297, respectively. These accounts may be used to reduce future employer contributions. During the year ended December 31, 2010, no forfeited non-vested accounts were used to reduce employer contributions.

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.  Basis of Accounting

The accompanying financial statements have been prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

LUXOTTICA GROUP TAX INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2010 and 2009

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.  Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

3.  Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note D.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, these management fees and operating expenses are reflected as a reduction of investment return for such investments.

4.  Participant Notes Receivable

Participant notes receivable are recorded at their unpaid principal balances plus any accrued interest.  Participant notes receivable are written off when determined to be uncollectible.

5.  Administrative Expenses

Administrative expenses of the Plan are paid by the Company and the Plan, as provided in the plan document.

6.  Payment of Benefits

Benefit payments to participants are recorded upon distribution.

7.  Risks and Uncertainties

The Plan utilizes various investment instruments, including a money market fund, mutual funds, and common stock.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is

LUXOTTICA GROUP TAX INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2010 and 2009

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

8.  Recent Accounting Pronouncements

In September 2010, the FASB issued ASU 2010-25, Plan Accounting-Defined Contribution Pension Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Pension Plans.  The new guidance is a change to the previous requirement, which requires classifying participant loans as investments that are recognized at fair value.  The new guidance requires participant loans to be at the unpaid balance plus accrued interest.  Adoption was required for years ending after December 15, 2010.  As such, the Plan adopted this guidance during the year ended December 31, 2010 retroactively and, as a result, the December 31, 2009 participant loans have been retrospectively adjusted from investments to participant notes receivable. The adoption of this standard had no impact on the Plan’s net assets or changes in net assets.

NOTE C — INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for plan benefits as of December 31, 2010 and 2009 are as follows:

	2010	2009

Fidelity Retirement Money Market Fund, 61,819,915 and 65,968,828 shares, respectively	$61,819,915	$65,968,828

Luxottica Stock, 1,751,869 and 1,948,213 shares, respectively, held in the Luxottica Stock Fund	53,642,229	50,030,110

Fidelity Equity Income Fund, 839,676 and 902,871 shares, respectively	37,164,048	35,338,354

Fidelity Balanced Fund, 1,724,472 and 1,848,824 shares, respectively	31,437,118	30,246,760

Neuberger Berman Genesis Fund, 575,194 and 623,045 Shares, respectively	27,402,239	24,454,537

Fidelity Magellan Fund, 322,055 and 365,820 shares, respectively	23,081,657	23,529,547

Fidelity Contrafund, 370,771 and 354,886 shares, respectively	25,112,333	20,682,734

Fidelity Spartan U.S. Equity Index Fund, 485,027 and 518,355 shares, respectively	21,573,999	20,438,736

Both the Luxottica Stock Fund and Fidelity Funds are parties-in-interest.  See Note E.

For the year ended December 31, 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $39,622,842 as follows:

Common stock	$9,733,299
Mutual funds	29,889,543
Net appreciation of investments	$39,622,842

LUXOTTICA GROUP TAX INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2010 and 2009

NOTE D — FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The authoritative guidance also establishes a framework for measuring fair value that provides a hierarchy that prioritizes into three levels the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).  The three levels of the fair value hierarchy are described as follows:

Level 1           Inputs to the valuation methodology are unadjusted quoted prices in active markets for identical assets and liabilities that the Plan has the ability to access at the measurement date.

Level 2           Inputs to the valuation methodology include:

•                  Quoted prices for similar assets or liabilities in active markets;

•                  Quoted prices for identical or similar assets or liabilities in inactive markets;

•                  Inputs other than quoted prices that are observable for the asset or liability;

•                  Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3           Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for the Plan’s assets measured at fair value.

Mutual Funds:  Valued at the closing price reported on the NASDAQ Stock Exchange.

Money Market Fund:  Valued at the net asset value (“NAV”) of $1 per share.

Common Stock:  Valued at closing price for the American Depositary Shares of Luxottica Group S.p.A as reported on the New York Stock Exchange.

The preceding methods described may produce a fair value that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes that its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

LUXOTTICA GROUP TAX INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2010 and 2009

NOTE D — FAIR VALUE MEASUREMENTS (continued)

Investments valued at NAV as of December 31, 2010, consisted of the money market fund (“MMF”). The MMF seeks to preserve principal investment while earning interest income. The MMF will try to maintain a stable $1 unit price, but it cannot guarantee that it will be able to do so. The yield of the MMF will fluctuate.

The NAV of the MMF is determined using the market value or fair value, if market data is unavailable, of the underlying investment. The MMF allows for daily liquidity with no additional days notice required for redemption for participant directed transactions. The account is fully liquid and events limiting the account’s ability to transact at NAV are not probable.

The following table summarizes the Plan’s investments by level within the fair value hierarchy as of December 31, 2010 and 2009.

	Level 1	Level 2	Level 3	Total
December 31, 2010
Mutual funds:
Large cap equity	$121,712,301	$—	$—	$121,712,301
Blended	64,571,682	—	—	64,571,682
Fixed income	28,390,661	—	—	28,390,661
Small cap equity	27,402,239	—	—	27,402,239
International equity	14,566,396	—	—	14,566,396
Mid cap equity	12,056,491	—	—	12,056,491
Other	4,240,598	—	—	4,240,598
Total mutual funds	272,940,368	—	—	272,940,368
Money market fund	—	61,819,915	—	61,819,915
Luxottica Group Common Stock	53,642,229	—	—	53,642,229
Total Investments	$326,582,597	$61,819,915	$—	$388,402,512

December 31, 2009
Mutual funds:
Large cap equity	$114,312,777	$—	$—	$114,312,777
Blended	55,526,683	—	—	55,526,683
Fixed income	25,548,851	—	—	25,548,851
Small cap equity	24,454,537	—	—	24,454,537
International equity	14,919,469	—	—	14,919,469
Mid cap equity	8,811,450	—	—	8,811,450
Other	3,006,026	—	—	3,006,026
Total mutual funds	246,579,793	—	—	246,579,793
Money market fund	—	65,968,828	—	65,968,828
Luxottica Group Common Stock	50,030,110	—	—	50,030,110
Total Investments	$296,609,903	$65,968,828	$—	$362,578,731

LUXOTTICA GROUP TAX INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2010 and 2009

NOTE D — FAIR VALUE MEASUREMENTS (continued)

The Plan also holds other assets and liabilities not measured at fair value on a recurring basis, including participant contributions receivable, participant notes receivable, cash, and unsettled trades.  The fair value of these assets and liabilities approximates the carrying amounts in the accompanying financial statements due to either the short maturity of the instruments or the use of interest rates that approximate market rates for instruments of similar maturity.

NOTE E — EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of money market or mutual funds managed by Fidelity Management Trust Company (“Fidelity”). Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  Fees paid by the Plan for the investment management services are included as a reduction of the return earned on each fund.  Fees paid by the Plan for administrative services were $176,420 for the year ended December 31, 2010.

Transactions within the Luxottica Stock Fund qualify as party-in-interest transactions because the underlying security within the fund is Company stock.  Refer to Note C for shares of Luxottica Common Stock held and related market values at December 31, 2010 and 2009.

NOTE F — PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions set forth in ERISA.  In the event that the Plan is terminated, participants would become fully vested in their account.

NOTE G — FEDERAL INCOME TAX STATUS

The Plan obtained a favorable determination letter on July 22, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has subsequently been amended; however, the plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC.

SUPPLEMENTAL SCHEDULE

LUXOTTICA GROUP TAX INCENTIVE SAVINGS PLAN

Form 5500 E.I.N. 11-3491054  Plan No. 025

Schedule H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2010

		(c)
	(b)	Description of investment including	(e)
	Identity of issue, borrower, lessor,	maturity date, rate of interest,	Current
(a)	or similar party	collateral, par or maturity value	value

	MUTUAL FUNDS
*	Fidelity Equity Income Fund	Registered Investment Company	$37,164,048
*	Fidelity Magellan Fund	Registered Investment Company	23,081,657
*	Fidelity Balanced Fund	Registered Investment Company	31,437,118
*	Fidelity Intermediate Bond Fund	Registered Investment Company	17,127,693
*	Fidelity U.S. Bond Index Fund	Registered Investment Company	5,420,626
*	Fidelity Contrafund	Registered Investment Company	25,112,333
*	Fidelity Capital & Income Fund	Registered Investment Company	5,842,342
*	Fidelity Spartan Ext Market Index Fund Investor Class	Registered Investment Company	2,196,377
*	Fidelity Spartan International Index Fund Investor Class	Registered Investment Company	5,044,117
*	Fidelity Spartan U.S. Equity Index Fund Investor Class	Registered Investment Company	21,573,999
	American Beacon International Equity Fund	Registered Investment Company	9,522,279
	Neuberger Berman Genesis Fund - Trust Class	Registered Investment Company	27,402,239
	Vanguard Selected Value Fund Investor Class	Registered Investment Company	3,546,499
	American Funds Growth Fund of America Class R4	Registered Investment Company	14,780,264
	Munder Mid-Cap Core Growth Class Y	Registered Investment Company	6,313,615
	Cohen & Steers Realty Shares Institutional Class	Registered Investment Company	4,240,598
*	Fidelity Freedom Income Fund	Registered Investment Company	1,089,235
*	Fidelity Freedom 2010 Fund	Registered Investment Company	1,822,226
*	Fidelity Freedom 2015 Fund	Registered Investment Company	9,490,170
*	Fidelity Freedom 2020 Fund	Registered Investment Company	4,868,293
*	Fidelity Freedom 2025 Fund	Registered Investment Company	3,628,784
*	Fidelity Freedom 2030 Fund	Registered Investment Company	4,072,059
*	Fidelity Freedom 2035 Fund	Registered Investment Company	2,617,612
*	Fidelity Freedom 2040 Fund	Registered Investment Company	3,506,724
*	Fidelity Freedom 2045 Fund	Registered Investment Company	1,347,352
*	Fidelity Freedom 2050 Fund	Registered Investment Company	692,109
	Total mutual funds		272,940,368

	COMMON STOCK
*	Luxottica Stock Fund	Luxottica common stock	53,642,229

	MONEY MARKET FUND
*	Fidelity Retirement Money Market Fund	Interest bearing cash	61,819,915

	PARTICIPANT NOTES RECEIVABLE
*	Various participants	Participant notes receivable (interest ranging from 4.25% to 10.5%)	18,552,922

	TOTAL		$406,955,434

*                                         Denotes a party-in-interest.

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Luxottica Group Tax Incentive Savings Plan

Date:	June 28, 2011	By:	/s/ Vito Giannola
VITO GIANNOLA
CO-CHAIRMAN

EXHIBIT INDEX

Exhibit Number	Exhibits

Exhibits 23.1	Consent of Independent Registered Public Accounting Firm – Plante & Moran, PLLC

23.2	Consent of Independent Registered Public Accounting Firm – Grant Thornton LLP